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[Letterhead of MarkWest Energy Partners, L.P.]

June 7, 2006

Via EDGAR and Federal Express

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: H. Roger Schwall, Division of Corporation Finance

  Re:
  MarkWest Energy Partners, L.P.
  Form S-1
  Filed April 20, 2006
  File No. 333-133439

  Form S-1
  Filed April 25, 2006
  File No. 333-133534

  Form 10-K for the fiscal year ended December 31, 2005
  Filed March 16, 2006, as amended March 31, 2006
  File No. 1-31239

  Form 10-Q/A for the quarter ended March 31, 2006
  Filed May 4, 2006

Dear Mr. Schwall:

        Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership, ("MarkWest" or the "Company") to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated May 16, 2006, with respect to MarkWest's Form S-1 filed with the Commission on April 20, 2006, File No. 333-133439 (the "Shelf Registration Statement"), Form S-1, filed April 25, 2006, File No. 333-133534 (the "Underwritten Registration Statement"), Form 10-K for the fiscal year ended December 31, 2005, filed March 16, 2006, as amended on March 31, 2006, File No. 1-31239 (the "Annual Report") and Form 10-Q/A for the quarter ended March 31, 2006, filed May 4, 2006 (the "Quarterly Report," and together with the Shelf Registration Statement, Underwritten Registration Statement and Annual Report, the "Relevant Filings"). For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in italicized text. The references to page numbers in the response to the Staff's comments correspond to the pages in the amendments to the Relevant Filings that the Company has via EDGAR or, in the case of the Annual Report, submitting to the staff today in draft form marked to show its proposed revisions.

General

1.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

        Response:    The Company has made corresponding changes to all affected disclosures throughout each Relevant Filing. Where disclosure has changed, we have indicated the page number in the applicable amendment to each Relevant Filing.

2.
The safe harbor for forward-looking statements set forth in Section 27A of the Securities Act does not apply to statements made in connection with an offering by or relating to the operations of a partnership. Revise all your filings to eliminate any suggestion to the contrary. See Section 27A(b)(2)(E).

        Response:    The Company has removed the noted disclosure related to Section 27A of the Securities Act on page 95 of the Shelf Registration Statement and page 200 of the Underwritten Registration Statement. The Company has submitted a draft of revised disclosure on page 3 of the Annual Report. Please see Attachment A.

3.
Disclose clearly and with specificity in each registration statement the size and details of the other offering so that potential investors are aware of both. Make parallel changes throughout the prospectus as appropriate, for example where you discuss potential dilution or the increased number of freely tradable shares. Also ensure that any other material ramifications of the concurrent offerings are made clear, including the impact of the underwritten transaction on the potential number of new shares in the market prior to completion of the other transaction. We may have additional comments.

        Response:    The Company has included additional disclosure related to the Shelf Registration Statement on page 7 of the Underwritten Registration Statement and amended the disclosure related to the Shelf Registration Statement on page 171 of the Underwritten Registration Statement. The Company has also included additional disclosure related to the underwritten offering on pages 1 and 2 of the Shelf Registration Statement.

4.
With regard to the underwritten offering, provide all the disclosure Item 507 of Regulation S-K requires.

        Response:    The Company has learned since the initial filing of the Underwritten Registration Statement that no selling unitholders will participate in the underwritten offering. The Company has removed all references to selling unitholders in the Underwritten Registration Statement.

Form S-1 filed April 20, 2006

Risk Factors

"We have found material weaknesses in our internal controls. ..," page 14.

5.
Expand the caption and text to make clear that material weaknesses also existed at December 31, 2003. Also make clear the potential risks to stockholders that could result from the material weaknesses going forward.

        Response:    The Company has expanded the caption and disclosure on pages 14 and 15 of the Shelf Registration Statement and page 29 of the Underwritten Registration Statement to make clear that significant deficiencies, which, in the aggregate, may have constituted a material weakness, also existed at December 31, 2003. The Company refers the Staff to the final two sentences of the risk factor related to the potential risks to unitholders that could result from the material weaknesses going forward. The Company has submitted a draft of revised disclosure on pages 19 and 20 of the Annual Report that conforms to the disclosure in the Shelf Registration Statement and Underwritten Registration Statement. Please see Attachment B.

6.
Delete from the Risk Factors section any language that serves to mitigate or qualify the risk that you are highlighting. Examples of this are: "while we have undertaken numerous steps in an effort to remediate our material weaknesses" and the first two sentences of the penultimate paragraph.

        Response:    The Company has deleted all mitigating language from the risk factor. Please see the revised disclosure on pages 14 and 15 of the Shelf Registration Statement and page 29 of the Underwritten Registration Statement. The Company has submitted a draft revised disclosure on pages 19 and 20 of the Annual Report. Please see Attachment B.

7.
Provide elsewhere in the prospectus enhanced detail on all steps that you have taken, are taking and plan to take to rectify this situation, rather than including this information in the Risk Factors section.

        Response:    The Company has included additional disclosure related to the steps it has taken to remediate its material weaknesses on pages 2 through 7 of the Shelf Registration Statement. This disclosure conforms to the disclosure included on page 66 through 73 of the Underwritten Registration Statement.

Selling Unitholders, page 48

8.
Revise as necessary to identify the natural person with power to vote or to dispose of the securities offered for resale by the entity listed as a selling unitholder. Also provide clarifying disclosure as necessary to explain the relationship among the various "Tortoise" entities listed in the tables and footnotes at pages 45 and 50.

        Response:    The Company has previously indicated in the disclosure on pages 50 through 54 of the Shelf Registration Statement to identify the natural person with the power to vote or dispose of the securities offered for resale by each entity listed as a selling unitholder where such a natural person exists. Where such a natural person does not exist, the Company has revised the disclosure on pages 50 through 54 to indicate that the direct or indirect parent of the selling unitholder is a publicly-traded entity. The Company has also revised the disclosure on page 54 of the Shelf Registration Statement to clarify the relationships among the various Tortoise entities.

Where You Can Find More Information, page 95

9.
If you incorporate by reference, include all Exchange Act reports filed since the beginning of your current fiscal year.

        Response:    The Company has amended the disclosure on page 95 of the Shelf Registration Statement to include all Exchange Act reports filed by the Company since January 1, 2006. We will also amend the Shelf Registration Statement to include our amendment to the Annual Report after it is filed.

Form S-1 filed April 25, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview—Material Weaknesses Reported for the Years Ended December 31, 2005 and 2004, page 65

10.
Expand the caption to refer also to 2003, and disclose the material weaknesses identified for all three periods. For each identified material weakness, disclose when it was identified, who identified the material weakness, the causes for the material weakness, the steps you have taken to rectify the situation, and where applicable, why the material weakness persists or continued during a prolonged period of time. This comment also applies to related disclosure in your other filings, including without limitation your controls and procedures disclosure in your most recent Form 10-K. We may have additional comments.

        Response:    The Company has expanded the caption to refer to 2003 and has included extensive new disclosure related to each material weakness on pages 66 through 73 of the Underwritten Registration Statement. The Company has also included conforming disclosure on pages 2 through 7 of the Shelf Registration Statement and has submitted a draft of conforming disclosure to be included on pages 19 through 20 of the Annual Report. Please see Attachment B.

11.
Where there are limitations on the scope of your analysis, for example regarding the Javelina entities, revise to make this clear.

        Response:    The Company has amended the disclosure on page 71 of the Underwritten Registration Statement to describe the limitations on the scope of its analysis related to the Javelina entities. The Company believes that these were the only limitations on the scope of its analysis. The Company has also included conforming disclosure on page 6 of the Shelf Registration Statement. The Company refers the staff to disclosure regarding this limitation on page 91 of the Annual Report as filed on March 16, 2006.

Changes in Internal Control Over Financial Reporting, page 65

12.
Explain with greater specificity when you made each of the changes you identify, and provide all the disclosure that Item 308(c) of Regulation S-K requires. Make parallel changes to your other filings, including your Form 10-K and most recent Form 10-Q, as appropriate.

        Response:    The Company has expanded the disclosure on page 66 and 69 through 72 of the Underwritten Registration Statement to identify when each of the identified changes occurred and to provide the disclosure required by Item 308(c) of S-K. The Company has also included conforming disclosure on pages 2 and 5 through 7 of the Shelf Registration Statement and has submitted a draft of conforming disclosure to be included on pages 91 through 92 of the Annual Report. Please see Attachment C.

Form 10-K for the fiscal year ended December 31, 2005, as amended

13.
As appropriate, amend within 10 business days your Form 10-K and Form 10-Q in response to all applicable comments, including the following comment.

        Response:    Based on the Company's previous discussions with the Staff, it has submitted to the Staff today a draft of the amendment it intends to file, marked to show its proposed revisions. The Company will file an amendment to the Annual Report via EDGAR as soon as practicable in response to all applicable comments. The Company does believe that the disclosure in the Quarterly Report is accurate as filed on May 4, 2006. Accordingly, the Company does not intend to further amend the Quarterly Report.

Exhibits 31.1 and 31.2

14.
Please file revised exhibits that comply with the requirements of Item 601(b)(32) of Regulation S-K.

        Response:    The Company will include revised Exhibits 31.1 and 31.2 in the amendment to the Annual Report. The Company has submitted drafts of such exhibits with this letter. Please see Attachment D.

        Please direct any questions or comments regarding the foregoing to me at (303) 925-9256.

Sincerely,
/s/ ANDREW L. SCHROEDER
Andrew L. Schroeder Vice President and Treasurer MarkWest Energy Partners, L.P.
cc:
Donna Levy, Securities and Exchange Commission
Timothy Levenberg, Securities and Exchange Commission

  Frank Semple, Issuer
  James Ivey, Issuer
  Nancy Masten, Issuer
  David P. Oelman, Vinson & Elkins L.L.P.
  Matthew R. Pacey, Vinson & Elkins L.L.P
  Joseph P. Cunningham, RBC Capital Markets
  Joshua Davidson, Baker Botts L.L.P.

ATTACHMENT A

Forward-Looking Statements

        Statements included in this annual report on Form 10-K that are not historical facts are forward-looking statements. We use words such as "may," "believe," "estimate," "expect," "intend," "project," "anticipate," and similar expressions to identify forward-looking statements.

        These forward-looking statements are made based upon management's expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

        Important factors that could cause our actual results of operations or our actual financial condition to differ include, but are not necessarily limited to:

  •
  our ability to successfully integrate our recent or future acquisitions;

  •
  the availability of natural gas supply for our gathering and processing services;

  •
  the availability of crude oil refinery runs to feed our Javelina off-gas processing facility;

  •
  the availability of NGLs for our transportation, fractionation and storage services;

  •
  our dependence on certain significant customers, producers, gatherers, treaters, and transporters of natural gas, including MarkWest Hydrocarbon;

  •
  the risks that third-party oil and gas exploration and production activities will not occur or be successful;

  •
  prices of natural gas and NGL products, including the effectiveness of any hedging activities;

  •
  competition from other NGL processors, including major energy companies;

  •
  changes in general economic, market or business conditions in regions where our products are located;

  •
  our ability to identify and complete organic growth projects or acquisitions complementary to our business;

  •
  the success of our risk management policies;

  •
  continued creditworthiness of, and performance by, contract counterparties;

  •
  operational hazards and availability and cost of insurance on our assets and operations;

  •
  the impact of any failure of our information technology systems;

  •
  the impact of current and future laws and government regulations;

  •
  liability for environmental claims;

  •
  damage to facilities and interruption of service due to casualty, weather, mechanical failure or any extended or extraordinary maintenance or inspection that may be required;

  •
  the impact of the departure of any key executive officers; and

  •
  our ability to raise sufficient capital to execute our business plan through borrowing or issuing equity.

        This list is not necessarily complete. Other unknown or unpredictable factors could also have material adverse effects on future results. The Partnership does not update publicly any forward-looking statement with new information or future events. Investors are cautioned not to put undue reliance on forward-looking statements as many of these factors are beyond our ability to control or predict. You should read "Risk Factors" included in Item 1A of this Form 10-K for further information.

3

ATTACHMENT B

  •
  political conditions in other oil-producing and natural gas-producing countries; and

  •
  domestic government regulation, legislation and policies.

        Our net operating margins under many of our various types of commodity-based contracts are directly affected by changes in NGL product prices and natural gas prices, thus are more sensitive to volatility in commodity prices than our fee-based contracts. Additionally, our purchase and resale of gas in the ordinary course of business exposes us to significant risk of volatility in gas prices due to the potential difference in the time of the purchases and sales, and the existence of a difference in the gas price associated with each transaction. Finally, changes in natural gas prices may indirectly affect our profitability, since prices can influence drilling activity and well operations and, thus, the volume of gas we gather and process. In the past, the prices of natural gas and NGLs have been extremely volatile, and we expect this volatility to continue.

  Our commodity derivative activities may reduce our earnings, profitability and cash flows.

        Our operations expose us to fluctuations in commodity prices. We utilize derivative financial instruments related to the future price of crude oil, natural gas and certain NGLs with the intent of reducing volatility in our cash flows due to fluctuations in commodity prices.

        We account for derivative instruments in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. The extent of our commodity price exposure is related largely to the effectiveness and scope of our derivative activities. We have a policy to enter into derivative transactions related to only a portion of the volume of our expected production or fuel requirements and, as a result, we will continue to have direct commodity price exposure to the unhedged portion. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk." Our actual future production or fuel requirements may be significantly higher or lower than we estimate at the time we enter into derivative transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our hedging activities are subject to the risks that a counterparty may not perform its obligation under the applicable derivative instrument, the terms of the derivative instruments are imperfect, and our hedging policies and procedures are not properly followed. It is possible that the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved.

        We have found material weaknesses in our internal controls that require remediation and concluded, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, that our internal controls over financial reporting at December 31, 2005, 2004 and 2003, were not effective. If we fail to remediate any material weaknesses, we could be unable to provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations or financial condition.

        As we discuss in our Managements Report on Internal Control over Financial Reporting in Part II, Item 9A, "Controls and Procedures" of this Form 10-K we have identified, and the audit report on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Deloitte & Touche LLP as of December 31, 2005 confirmed the presence of, material weaknesses in our internal controls over financial reporting. In particular, our control environment did not sufficiently promote effective internal control over financial reporting through the management structure to prevent a material misstatement. Furthermore, we did not have adequate internal controls and processes in place to allow independent validation of data or control and review of our management's assertions with respect to the completeness, accuracy and validity of commodity derivative transactions.

        In addition, we and KPMG LLP, our independent registered public accounting firm at that time, identified material weaknesses in our internal control over financial reporting as of December 31, 2004. Additionally, PricewaterhouseCoopers LLC ("PwC"), our independent registered public accounting firm at the time, identified certain deficiencies in our internal accounting controls as of December 31, 2003. Considered collectively, these deficiencies may have constituted a material weakness in our internal controls pursuant to standards established by the American Institute of Certified Public Accountants. For a further discussion of these material weaknesses, please read "Managements Discussion and Analysis of Financial Condition and Results of Operations—Overview—Material Weaknesses Reported for the Years Ended December 31, 2005, 2004 and 2003."

        The full impact of our efforts to remediate the identified material weaknesses had not been realized as of December 31, 2005 and may not be sufficient to maintain effective internal controls in the future. We may not be able to implement and maintain adequate controls over our financial processes and reporting, which may require us to restate our financial statements in the future. In addition, we may discover additional past, ongoing or future material weaknesses or significant deficiencies in our financial reporting system in the future. Any failure to implement new controls, or difficulty encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could result in a lower trading price of our common units.

ATTACHMENT C

  Changes in Internal Control Over Financial Reporting

        No changes were made to internal control that affected management's assertions about our internal control over financial reporting. Specific changes that have occurred and further planned changes are discussed below under the heading "Remediation of Material Weaknesses in Internal Controls."

  REMEDIATION OF MATERIAL WEAKNESSES IN INTERNAL CONTROL

        Remediation of Material Weaknesses Related to Internal Controls.    In response to the material weaknesses identified by our management, with oversight from our general partner's audit committee, we dedicated significant resources to improve our control environment and to remedy the identified material weaknesses in the third and fourth quarters of 2005. These efforts focused on (i) expanding our organizational capabilities through the addition of employees with appropriate skills and abilities to improve our control environment and (ii) implementing process changes to strengthen our internal control design and monitoring activities.

        From an organizational capabilities perspective, we made the following improvements to our control environment:

  •
  In November 2005, we hired a new chief accounting officer with significant public company audit, accounting and financial reporting experience and technical expertise. The chief accounting officer now reports directly to our chief executive officer.

  •
  In the third and fourth quarters of 2005, we hired additional external reporting, tax and accounting staff to supplement our existing technical accounting resources and mitigate segregation of duties deficiencies.

  •
  In July 2005, we hired a Vice President of Risk and Compliance with a strong public company risk management, compliance and audit background. This individual is responsible for coordinating our internal audit and internal control compliance efforts.

  •
  In the third and fourth quarters of 2005, we established an internal audit function and staffed it through an outsourcing and technical consultation arrangement with a professional accounting and consulting firm.

In addition, we implemented changes to our processes to improve disclosure controls and procedures and to improve our internal control over financial reporting. Among the changes we made during the third and fourth quarters of 2005 are the following:

  •
  We formalized the monthly account reconciliation process for all balance sheet accounts and have implemented a formal review of reconciliations by our business unit accounting management.

  •
  We established a compliance office focused on control deficiency identification and remediation, i.e., purchasing controls, revenue recognition controls and application and spreadsheet change controls that performs ongoing internal control evaluation and assessment and works actively with the process owners in developing appropriate remediation of control deficiencies.

  •
  We conducted an entity-level risk assessment, established an internal audit plan and began to execute that internal audit plan. Results are reported directly to our general partner's audit committee.

  •
  We enhanced entity level controls through the implementation of significant new controls.

  •
  We strengthened our disclosure review committee charter to solicit and review input from management personnel throughout the Partnership regarding possible instances of fraud or significant events requiring disclosure.

  •
  We implemented a technical accounting issues forum to address non-routine transactions and the use of critical estimates and judgment.

        The steps taken to remediate the material weaknesses described above were not completed until the latter part of 2005 because our resources had been directed towards the restatements of our financial statements. As a result, the identified internal control weaknesses persisted throughout 2005. While we believe we have substantially improved our organizational capabilities, the full impact of the changes had not been realized by December 31, 2005.

        Since that time, we have been in the process of fully implementing and standardizing the processes and procedures described above. In addition, we are enhancing employee awareness of our Code of Conduct, ethics and anti-fraud policies, including a revised training program to be delivered to all employees in 2006. This includes heightened awareness of the ethics hotline availability and access options. We are also conducting a detailed review and re-documentation of all of our internal control processes and will undertake significant internal control design changes to ensure that all internal control objectives are met.

        We believe that the changes described above have improved and will continue to improve our internal control over financial reporting, as well as our disclosure controls and procedures. However, given the breadth of areas affected, it has taken and will continue to take time to remediate all of our identified material weaknesses. Our management, with oversight of our general partner's audit committee, will continue to take steps to remedy all known material weaknesses as expeditiously as possible and enhance the overall design and capability of our internal control environment.

  Remediation of Material Weakness Related to Risk Management and Accounting for Derivative Financial Instruments.

        In order to remediate this material weakness, we added the following personnel to our management team in July 2005 and January 2006, respectively:

  •
  Vice President of Risk and Compliance, to oversee and ensure improvements in our commodity transaction verification and monitoring capabilities; and

  •
  Director of Risk Management and staff to establish appropriate verification and monitoring activities associated with our commodity transactions.

        While we believe we have substantially improved our organizational capabilities, the full impact of the changes had not been realized

ATTACHMENT D

Exhibit 31.1

CERTIFICATION

I, Frank M. Semple, certify that:

1.
I have reviewed this annual report on Form 10-K/A of MarkWest Energy Partners, L.P.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.
Date: June , 2006	By:	/s/ FRANK M. SEMPLE Frank M. Semple Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, James G. Ivey, certify that:

1.
I have reviewed this annual report on Form 10-K/A of MarkWest Energy Partners, L.P.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.
Date: June , 2006	By:	/s/ JAMES G. IVEY James G. Ivey Chief Financial Officer

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